UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2011.

Commission File Number 1-14728

Lan Airlines S.A.
(Translation of registrant’s name into English)

Av. Presidente Riesco 5711, Piso 20
Las Condes
Santiago, Chile
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑                    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):___

Indicate by check mark whether  by furnishing the information contained in this form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐                    No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                    .

Santiago, July 26, 2011

Mr.
Fernando Coloma Correa
Commissioner
SECURITIES AND INSURANCE COMMISSION
Hand Delivery

Re:	Disclosure of MATERIAL EVENT – Report on Results for Second Quarter of 2011 prior to publication of Uniform Financial Statements (FECU).

Dear Commissioner:

Pursuant to article 9 and the second subparagraph of article 10 of Securities Market Law 18045 and General Rule No. 30 of the Securities and Insurance Commission, under due authority please be advised of the following material event:

On this date, notwithstanding the forwarding of the corresponding FECU within the pertinent deadline, the Audit Committee and Board of Directors of LAN Airlines S.A. have approved publication, as a material event, of the financial information enclosed herewith.  This information corresponds to summary financial information on the income statement and consolidated balance sheet of the company and also includes a qualitative explanation of the operating performance for the second quarter ending June 30, 2011.

Please note that LAN Airlines S.A. will provide this financial information to its shareholders, investors and the market in general for the purpose of (i) providing them truthful, sufficient and timely information in advance of the delivery of the respective FECU within the applicable deadlines; (ii) complying with the deadline for delivery of financial information to the market, investors and analysts, as has been the practice of LAN Airlines S.A. in recent years; and (iii) keeping our shareholders, investors and the market in general adequately informed through the delivery of financial information on LAN Airlines S.A. according to IFRS.

Finally, this financial information does not supersede or modify the corresponding FECU according to IFRS, which will be delivered within the deadlines stipulated in the rules of the Securities and Insurance Commission.

Very sincerely yours,

Alejandro de la Fuente Goic
Corporate Vice-President of Finance
Lan Airlines S.A.

cc:	Santiago Stock Exchange
Electronic Exchange of Chile
Valparaíso Securities Exchange

LAN AIRLINES REPORTS NET INCOME OF US$15.9 MILLION FOR SECOND QUARTER 2011

Santiago, Chile, July 26, 2011 – LAN Airlines S.A. (NYSE: LFL), one of Latin America’s leading passenger and cargo airlines, announced today its consolidated financial results for second quarter ended June 30, 2011. “LAN” or “the Company” makes reference to the consolidated entity, which includes passenger and cargo airlines in Latin America. All figures were prepared in accordance with International Financial Reporting Standards (IFRS) and are expressed in U.S Dollars.

HIGHLIGHTS

•
LAN reported net income of US$15.9 million in second quarter 2011, a decrease of 73.7% compared to the US$60.6 million reported in second quarter 2010. Results this quarter were significantly impacted by one- time non-operating effects, as well as operational impacts including higher fuel prices, the presence of volcanic ash on certain routes and the start-up of LAN’s operations in Colombia.

•
Operating income reached US$55.8 million in second quarter 2011, a 50.5% decrease compared to US$112.6 million in second quarter 2010. Operating margin reached 4.2% compared to 10.9% in second quarter 2010.

•	Operating results were impacted by higher fuel prices, which increased 46.3% compared to second quarter 2010, generating US$142.9 million in increased fuel costs.

•
At an operational level, the Company was also impacted by the consolidation of US$11 million in losses generated by the turnaround process of LAN’s Colombian operations, and US$18 million in losses resulting from the presence of volcanic ash, which affected air traffic in the region during June.

•
Total revenues in second quarter 2011 reached US$1,331.5 million compared to US$1,033.6 million in second quarter 2010 due to a 31.8% increase in passenger revenues and a 26.3% increase in cargo revenues. Revenue increases reflect continued strong demand in both the passenger and cargo businesses, despite a seasonally low quarter. Passenger and cargo revenues accounted for 67.4% and 30.5% of total revenues, respectively, during second quarter 2011.

•
At a non- operational level, LAN’s result was impacted by the settlement agreement totaling US$66 million related to the civil class action in the cargo business, partially offset by the US$45 million gain from the sale of Blue Express, both of which were one-time effects.

•
In line with the Company’s expansion, the Company received 1 Airbus A320 passenger aircraft during second quarter 2011. On June 22, 2011, LAN announced the signing of an agreement to purchase 20 modern, eco-efficient A320neo Airbus A320 family aircraft to be delivered between 2017 and 2018.

•
On May 26, 2011, a public hearing took place as scheduled by the TDLC in which interested parties provided their opinion regarding the business combination between LAN and TAM. The TDLC’s resolution is expected in August.

CONTACTS IN CHILE	CONTACTS IN NEW YORK
LAN Airlines S.A.	i-advize Corporate Communications, Inc.
Investor Relations	María Barona / Pete Majeski
investor.relations@lan.com	lan@i-advize.com
Tel: (56-2) 565-8785	Tel: (212) 406-3690

MANAGEMENT COMMENTS ON SECOND QUARTER 2011 RESULTS

LAN reported net income of US$15.9 million in second quarter 2011, a decrease of 73.7% compared to second quarter 2010. Operating income in the quarter decreased 50.5%, reaching US$55.8 million, with a 4.2% operating margin. At a non operational level, the results were impacted by the settlement agreement of US$66 million related to the civil class action in the cargo business, partially offset by the US$45 million gain from the sale of Blue Express, the Company’s courier operation, both of which were one-time effects. At an operational level, the Company continued to show strong revenue growth, despite a seasonally low quarter, partially offsetting the impact of high fuel prices. In addition, operating results were impacted by the consolidation of US$11 million in losses generated by the turnaround process of Colombian operations (AIRES), and US$18 million in losses resulting from the presence of volcanic ash, which affected air traffic in the region during June. LAN also recognized US$8 million in costs related to the proposed transaction with TAM.

Higher fuel prices during the quarter, which increased 46.3% compared to second quarter 2010, generated US$142.9 million in increased fuel costs. Nevertheless, LAN was able to offset part of this impact through the successful implementation of fuel surcharges in both the passenger and cargo businesses. This was reflected in the 10.1% increase in passenger yields and the 16.3% increase in cargo yields. Starting in March 2011, fuel surcharges based on WTI incorporate the crack spread in order to be better aligned with variations in jet fuel prices. Furthermore, during the quarter, the Company’s active hedging strategy resulted in a US$20.7 million fuel hedge gain. For the second half 2011, LAN has hedged approximately 56% of its estimated fuel consumption. The fuel hedging strategy consists of a combination of collars, swaps and call options of WTI, and recently, but to a lesser extent, heating oil in order to more adequately match jet fuel price variations. Regarding operations, facing higher fuel prices, the Company adjusted its capacity in certain routes.

During second quarter 2011, LAN’s consolidated revenues increased 28.8% compared to second quarter 2010. Passenger revenues increased 31.8% during the quarter, driven by continued traffic growth and a 10.1% expansion in yields. Passenger traffic growth during the quarter reached 19.7%, while load factors reached 77.6%, 5.0 points higher than the same period 2010. Total passenger capacity as measured in ASKs grew 12.0%. Revenues per ASK (RASK) increased 17.6%, driven by higher load factors and yields. Passenger yields increased mainly as a result of an increase in fuel surcharges, in line with the increase of WTI prices and the crack spread, and a strong demand environment.

The growth rates in traffic and capacity in second quarter 2011 considered the impact of the earthquake that affected Chile on February 27, 2010, resulting in a lower comparison basis since the impact of the event lasted until May 2010, and the inorganic growth resulting from the inclusion of AIRES’ domestic and international operations. During June 2011, capacity in the passenger business was affected by the presence of volcanic ash from the eruption of the Puyehue volcano in southern Chile, which affected air traffic in the region. Capacity increases focused mainly on regional routes, as well as long-haul routes to the United States. Such capacity growth was a direct result of new routes that LAN and its affiliates launched in 2010 such as Lima – San Francisco in the long-haul business, and Lima – Cordoba and Guayaquil – Galapagos in the regional and domestic operations.

During second quarter 2011, cargo revenues increased 26.3%, reflecting the continued strong growth in LAN Cargo’s traffic, with RTK growth of 8.6%. Cargo capacity in the quarter grew 11.8%, resulting in a load factor of 68.9%, 2.0 points lower than second quarter 2010. Yields showed a 16.3% improvement compared to second quarter 2010, driven by higher fuel surcharges and a focus on profitable route selection, leading to a 13.0% increase in unit revenue.

The Company has selectively added capacity in response to robust demand in its core markets. Import flows to Latin America remain solid, while export volumes have recovered, partly driven by the gradual resurgence of salmon exports. The Company leveraged the three additional Boeing 767-300F freighter aircraft incorporated into its fleet between November 2010 and January 2011 to add capacity on routes from Latin America to North America and Europe. Meanwhile, ABSA, the Company’s Brazilian affiliate, benefited from the expansion of domestic operations in 2010. The Company also continues to successfully optimize the utilization of the bellies of its passenger aircraft to maximize synergies associated with the Company’s integrated passenger/cargo business model. Yields improved as a result of improved yield management tools, itinerary optimization and higher cost pass-through via fuel surcharges.

Operating expenses increased 38.5% compared to second quarter 2010, while costs per ATK (including net financial expenses) increased 22.6%. Excluding fuel, unit costs increased 15.9%, mainly due to the appreciation of Latin American currencies, higher wages and benefits and higher costs related to rentals and maintenance due to the incorporation of AIRES’ fleet. Higher fuel prices generated US$123.6 million in increased fuel costs in the quarter, including the net impact of fuel hedges, considering current fuel consumption levels.

LAN continues to maintain a solid financial position, with adequate liquidity and a solid financial structure, as reflected by the Company’s BBB Investment Grade international credit rating (Fitch). LAN is one of the few airlines in the world with an Investment Grade rating. At the end of the quarter, LAN reported US$375.3 million in cash and cash equivalents representing 7.3% of revenues for the last twelve months. As of June 30, 2011, the Company reported deposits with aircraft manufacturers (pre-delivery payments) of US$977.6 million, US$514.6 million of which were funded directly by LAN. During the first half 2011, the Company also secured committed credit lines for US$160 million. Additionally, the Company has practically no short-term debt, while its long-term debt is mainly related to aircraft financing and has 12 to 15 year repayment profiles with competitive interest rates. The Company has limited exposure to foreign exchange rate fluctuations as approximately 85% of revenues and 60% of costs are U.S. dollar denominated.

LAN’s operating results during the quarter evidenced ample growth opportunities in both cargo and passenger markets, enhancing the Company’s leadership position in Latin America and reflecting its ability to face and mitigate impacts of adverse scenarios such as fuel price volatility. Based on LAN’s diversified, solid and flexible business model, as well as the Company’s consistent track record and solid balance sheet, LAN is continuously improving the Company’s long-term strategic position by addressing opportunities, strengthening its market presence and increasing competitiveness.

EBITDAR CALCULATION (1)

The following is a calculation of LAN’s EBITDA (earnings before interest, taxes, depreciation and amortization) and EBITDAR (earnings before interest, taxes, depreciation, amortization and aircraft rentals), which the Company considers useful indicators of operating performance.

EBITDAR (US$ millions)	2Q11	2Q10	% Chg.		Jun 11	Jun 10	% Chg.

Revenues	1,331.5	1,033.6	28.8%		2,696.4	2,068.5	30.4%
Operating Expenses	-1,275.8	-921.0	38.5%		-2,487.4	-1,813.0	37.2%
Operating Income	55.8	112.6	-50.5%		209.0	255.5	-18.2%

Depreciation and Amortization	100.4	83.4	20.4%		197.8	166.2	19.0%
EBITDA	156.2	196.0	-20.3%		406.8	421.8	-3.5%
EBITDA Margin	11.7%	19.0%	-7.2	pp.	15.1%	20.4%	-5.3	pp.

Aircraft Rentals	44.1	24.0	83.8%		86.6	47.5	82.4%
EBITDAR	200.3	220.0	-9.0%		493.4	469.2	5.2%
EBITDAR Margin	15.0%	21.3%	-6.2	pp.	18.3%	22.7%	-4.4	pp.

(1) EBITDA and EBITDAR are not accounting measures and should not be considered in isolation nor as a substitute for net income prepared in accordance with International Financial Reporting Standards (IFRS) as a measure of operating performance. Furthermore, these calculations may not be comparable to similarly titled measures used by other companies.

RECENT EVENTS

Agreement with TAM

On August 13, 2010, LAN and TAM announced that they entered into a non-binding MOU, outlining their intentions to combine their holdings under a single parent entity to be known as LATAM Airlines Group. The proposed combination of LAN and TAM would be among the 10 major airline groups in the world.

The transaction is currently pending antitrust approval in Chile by the Tribunal de Defensa de la Libre Competencia (“TDLC”). On May 26, 2011, a public hearing took place as scheduled by the TDLC where interested parties provided their opinion regarding the business combination. The TDLC’s resolution is expected in August.

Fleet Plan

In line with the Company’s expansion, during second quarter 2011, the Company received 1 Airbus A320 passenger aircraft. Including this delivery, during first half 2011, the Company received a total of 3 Airbus A319 and 7 Airbus A320 passenger aircraft, destined for domestic and regional markets, and 1 Boeing 767-300F freighter, mainly destined for growth on northbound routes.

During the remainder of 2011, LAN expects to receive 10 additional Airbus A320 family aircraft to operate domestic and regional routes, as well as 3 Boeing 767-300s for passenger operations on long-haul routes. During 2011, the Company’s fleet plan also includes the sale of 5 Airbus A318 aircraft, 3 of which were already sold. As a result of LAN’s purchase of AIRES, the Company’s fleet also currently includes aircraft operated by AIRES, consisting of 9 Boeing 737-700s, 11 Dash 8-200s and 4 Dash 8-Q400s, all under operating leases.

On June 22, 2011, LAN announced the signing of an agreement to purchase 20 modern, eco-efficient A320neo Airbus A320 family aircraft, to be delivered between 2017 and 2018. The A320neo is an improved version of the existing Airbus A320 Family, which incorporates new, more efficient engines and large "Sharklet" wingtip devices, together delivering approximately 15% in fuel savings, among other benefits.

LAN’s estimated fleet plan and associated capital expenditures are shown in the table below.

	2011	2012	2013	2014

PASSENGER FLEET
Dash 8-200/Dash 8-Q400	14	14	14	11
Boeing 737-700	9	6	6	2
A321/A320/A319/A318	76	84	94	109
B767-300 ER	31	36	38	38
B787	-	5	8	12
A340-300	5	5	5	5
TOTAL PASSENGER FLEET	135	150	165	177

CARGO FLEET
767-300 F	12	12	12	12
777-200 F	2	4	4	4
TOTAL CARGO FLEET	14	16	16	16

TOTAL FLEET	149	166	181	193

Total Fleet Capex (US$ millions)	841	1,810	1,343	1,119

OUTLOOK

Considering current market conditions and the estimated impact of the ash cloud on passenger operations, the Company expects passenger ASK growth in 2011 to be approximately 14% to 16%. This will be driven by the net delivery of 18 passenger aircraft and the incorporation of AIRES’ operations. LAN Cargo’s expected cargo ATK growth in 2011 is between 12% and 14%, mainly driven by the delivery of 3 Boeing 767-300F freighters between November 2010 and January 2011.

CONSOLIDATED SECOND QUARTER 2011 RESULTS

Net income in second quarter 2011 amounted to US$15.9 million compared to US$60.6 million in the same period 2010. Net margin for the quarter decreased from 5.9% in 2010 to 1.2% in 2011.

Operating income amounted to US$55.8 million in second quarter 2011 compared to US$112.6 million in second quarter 2010. Operating margin in the quarter decreased from 10.9% in 2010 to 4.2% in 2011.

Total operating revenues increased 28.8% compared to second quarter 2010, reaching US$1,331.5 million. This reflected a:

•	31.8% increase in passenger revenues to US$897.3 million,
•	26.3% increase in cargo revenues to US$406.4 million, and a
•	10.1% decrease in other revenues to US$27.8 million.

Passenger and cargo revenues accounted for 67.4% and 30.5% of total revenues for the quarter, respectively.

Passenger revenues increased 31.8%, driven by 19.7% growth in traffic and a 10.1% increase in yields. Load factors increased from 72.6% to 77.6%, as the growth in traffic outpaced the 12.0% increase in capacity. The growth rates in traffic and capacity in second quarter 2011 included the impact of the earthquake that affected Chile on February 27, 2010, resulting in a lower comparison basis as the impact of the event lasted until May 2010, as well as the inorganic growth resulting from the inclusion of AIRES’ domestic and international operations. During June 2011, the passenger business was also affected by the presence of volcanic ash from the eruption of the Puyehue volcano in southern Chile, which affected air traffic in the region. Overall, revenues per ASK increased 17.6%. Traffic grew as a result of a 19.2% increase in domestic traffic (including domestic operations of LAN and its affiliates in Chile, Argentina, Peru, Ecuador and Colombia), and a 20.0% increase in international traffic. International traffic accounted for 69.8% of total passenger traffic during the quarter. Yields increased 10.1% due to higher fares as a result of higher fuel surcharges, as well as a strong demand environment.

Cargo revenues increased 26.3% in the quarter, driven by an 8.6% increase in cargo traffic and a 16.3% increase in yields, reflecting growth in global cargo markets, as well as improved revenue management practices and itinerary optimization. Capacity increased 11.8% during the quarter. As a consequence, load factors decreased from 70.9% to 68.9%. Revenues per ATK increased 13.0% compared to second quarter 2010.

Other revenues decreased 10.1% due to the exclusion of Blue Express revenues, LAN’s logistics and courier subsidiary sold in early April 2011. This was partially offset by an increase in revenues from tours and travel services.

Total operating expenses increased 38.5% during the quarter, while unit (ATK) costs increased 22.6% compared to second quarter 2010. Higher jet fuel prices during the quarter led to approximately US$123.6 million in higher fuel costs (net of fuel hedges) considering current fuel consumption levels. Excluding fuel, unit costs increased 15.9% mainly due to the appreciation of Latin American currencies, higher wages and benefits and higher costs related to rentals and maintenance due to the incorporation of AIRES’ fleet. Changes in operating expenses were mainly due to the following:

•
Wages and benefits increased 38.0%, driven by a higher average head count, in line with the Company’s planned operational expansion, including the integration of AIRES, as well as the impact of the appreciation of Latin American currencies.

•
Fuel costs increased 55.4%, mainly driven by a 46.3% increase in prices, coupled with a 10.8% increase in consumption. In addition, the Company recognized a US$20.7 million fuel hedge gain, compared to a US$1.3 million fuel hedge gain in second quarter 2010.

•
Commissions to agents increased 19.1% due to a 30.0% increase in traffic revenues (passenger and cargo), partially offset by a 0.3 point reduction in average commissions. This reduction was mainly related to lower commissions in the cargo business.

•	Depreciation and amortization increased 20.4%, mainly due to the incorporation of 3 new Airbus A319s between January and February 2011 and 12 new Airbus A320 between July 2010 and May 2011.
•	Other rental and landing fees increased 24.9%, mainly due to increased handling costs and costs of aeronautical rates, in line with the expansion in the Company’s operations during the quarter.
•	Passenger service expenses increased 24.4%, driven by a 30.1% increase in the number of passengers transported, as well as higher compensation paid to passengers during the quarter.

•
Aircraft rentals increased 83.8% due to the incorporation of 2 leased Airbus A320s in September 2010, 1 leased Airbus A320 in January 2011 and 3 leased Boeing 767-300F freighters in November 2010, December 2010 and January 2011. Additionally, this increase considered the incorporation of AIRES’ fleet, consisting of 9 Boeing 737-700s, 11 Dash 8-200s and 4 Dash 8-Q400s.

•	Maintenance expenses increased 48.4% due to a larger fleet, including the incorporation of AIRES’ fleet.
•
Other operating expenses increased 26.1% due to higher commercial and distribution system costs, in line with the Company’s operational expansion, as well as costs incurred related to the transaction with TAM.

Non-operating results

•
Interest income increased from US$1.8 million in second quarter 2010 to US$3.0 million in second quarter 2011 due to a slight recovery of average interest rates, partially offset by a lower average cash balance during the quarter.

•
Interest expense decreased 15.8% due to the fact that higher average long-term debt related to fleet financing was offset by the recognition of interest related to the financing of pre-delivery payments (PDPs), in line with the accounting policy regarding these payments (IFRS).

•
Under Other income (expense), the Company recorded a US$11.9 million loss, considering the US$66 million loss from the settlement agreement in the cargo business, partially offset by the US$45 million gain from the sale of Blue Express and by foreign exchange gains, especially related to the appreciation of the Colombian currency.

Consolidated First Half 2011 Results

Net income in the first half 2011 amounted to US$113.2 million compared to US$148.9 million in the same period 2010. Net margin in the first half decreased from 7.2% in 2010 to 4.2% in 2011.

Operating income amounted to US$209.0 million in the first half 2011 compared to US$255.5 million in the first half 2010. Operating margin in the first half decreased from 12.4% in 2010 to 7.8% in 2011.

Total operating revenues increased 30.4% compared to the first half 2010, reaching US$2,696.4 million. This reflected a:

•	31.9% increase in passenger revenues to US$1,875.1 million,
•	28.0% increase in cargo revenues to US$752.9 million, and a
•	16.1% increase in other revenues to US$68.4 million.

Passenger and cargo revenues accounted for 69.5% and 27.9% of total revenues for the period, respectively.

Passenger revenues increased 31.9%, driven by 20.2% growth in traffic and a 9.8% increase in yields. Load factors increased from 76.0% to 79.3%, as the growth in traffic outpaced the 15.1% increase in capacity. The growth rates in traffic and capacity in first half 2011 included the impact of the earthquake that affected Chile on February 27, 2010, resulting in a lower comparison basis as the impact of the event lasted until May 2010, as well as the inorganic growth resulting from the inclusion of AIRES’ domestic and international operations. During June, the passenger business’s capacity, and to a lesser extent traffic, was affected by the presence of volcanic ash, which affected air traffic in the region. Overall, revenues per ASK increased 14.5%. Traffic grew as a result of a 23.7% increase in domestic traffic (including domestic operations of LAN and its affiliates in Chile, Argentina, Peru, Ecuador and Colombia), and an 18.6% increase in international traffic. International traffic accounted for 68.8% of total passenger traffic during the first half 2011. Yields increased 9.8% due to higher fares as a result of higher fuel surcharges, as well as a strong demand environment.

Cargo revenues increased 28.0% in the first half of 2011, driven by a 12.3% increase in cargo traffic and a 14.0% increase in yields, reflecting growth in global cargo markets and higher fuel surcharges, as well as improved revenue management practices and itinerary optimization. Capacity increased 14.7% during the first half of the year. As a consequence, load factors decreased from 69.9% to 68.4%. Revenues per ATK increased 11.6% compared to the first half 2010.

Other revenues increased 16.1%, mainly driven by an increase in revenues from tours and travel services, partially offset by the exclusion of the revenues of Blue Express, LAN’s logistic and courier subsidiary sold in early April 2011.

Total operating expenses increased 37.2% during the first half 2011 and unit (ATK) costs increased 18.1% compared to the first half 2010. Higher jet fuel prices during the first half of 2011 led to approximately US$198.8 million in higher fuel costs (net of fuel hedges) considering current fuel consumption levels. Excluding fuel, unit costs increased 13.0% mainly due to the appreciation of Latin American currencies, higher wages and benefits and higher costs related to rentals and maintenance due to the incorporation of AIRES’ fleet. Changes in operating expenses were mainly due to the following:

•
Wages and benefits increased 36.4%, driven by higher average head count, in line with the Company’s planned operational expansion, including the integration of AIRES, and the impact of the appreciation of Latin American currencies.

•
Fuel costs increased 49.5%, mainly driven by a 39.2% increase in prices, coupled with a 13.3% increase in consumption. In addition, the Company recognized a US$42.7 million fuel hedge gain, compared to a US$1.3 million fuel hedge loss in first half 2010.

•	Commissions to agents increased 23.5% due to a 30.8% increase in traffic revenues (passenger and cargo), partially offset by a 0.2 point reduction in average commissions.
•	Depreciation and amortization increased 19.0%, mainly due to the incorporation of 3 new Airbus A319 between January and February 2011 and 12 new Airbus A320 between July 2010 and May 2011.
•	Other rental and landing fees increased 23.8%, mainly due to increased handling costs and costs of aeronautical rates, in line with the expansion in the Company’s operations during the period.
•	Passenger service expenses increased 32.2%, driven by a 32.9% increase in the number of passengers transported, as well as higher compensation paid to passengers during the period.
•
Aircraft rentals increased 82.4% due to the incorporation of 2 leased Airbus A320s in September 2010, 1 leased Airbus A320 in January 2011 and 3 leased Boeing 767-300F freighters in November 2010, December 2010 and January 2011. Additionally, this increase considered the incorporation of AIRES’ fleet, consisting of 9 Boeing 737-700s, 11 Dash 8-200s and 4 Dash 8-Q400s.

•	Maintenance expenses increased 49.2% due to a larger fleet, including the incorporation of AIRES’ fleet.
•
Other operating expenses increased 31.3% due to higher commercial and distribution system costs, in line with the Company’s operational expansion, as well as costs incurred related to the TAM and AIRES transactions.

Non-operating results

•
Interest income increased from US$5.1 million in first half 2010 to US$8.6 million in first half 2011, due to a slight recovery of average interest rates, partially offset by a lower average cash balance during the period.

•
Interest expense decreased 10.6% due to the fact that higher average long-term debt related to fleet financing was offset by the recognition of interest related to the financing of pre-delivery payments (PDPs), in line with the accounting policy regarding these payments (IFRS).

•
Under other income (expense), the Company recorded a US$17.3 million loss, considering the US$66 million loss originated by the settlement agreement in the cargo business, partially offset by the US$45 million gain from the sale of Blue Express and by foreign exchange gains, especially related to the appreciation of the Colombian currency.

*****
About LAN
LAN Airlines is one of the leading passenger and cargo airlines in Latin America. The company and its affiliates serve over 70 destinations around the world through an extensive network that offers full connectivity within Latin America, while also linking the region with North America, Europe and the South Pacific, as well as 70 additional international destinations through its various code share agreements.  LAN Airlines and its affiliates have a leading position in their respective domestic markets of Chile and Peru as well as an important presence in the Argentinean and Ecuadorian domestic markets. Furthermore, in November 2010, LAN acquired Colombian airline AIRES.

Currently, LAN Airlines and its affiliates operate 125 passenger aircraft while LAN Cargo and its respective affiliates have a fleet of 14 dedicated freighters.  The Company has one of the youngest fleets in the world which has meant greater efficiency and a significant reduction in CO2 emissions, reflecting its strong commitment to the protection of the environment.

LAN is one of the few Investment Grade airlines in the world (BBB).  The company’s world class quality standards enabled its membership in oneworld™, an alliance of leading global airlines of which LAN has been a member for 10 years.  For more information please visit www.lan.com or www.oneworldalliance.com

******

Note on Forward-Looking Statements
This report contains forward-looking statements.  Such statements may include words such as “anticipate,” “estimate,” “expect,” “project,” “intend,” “plan,” “believe” or other similar expressions.  Forward-looking statements are statements that are not historical facts, including statements about our beliefs and expectations.  These statements are based on current plans, estimates and projections, and, therefore, you should not place undue reliance on them.  Forward-looking statements involve inherent risks and uncertainties.  We caution you that a number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. These factors and uncertainties include in particular those described in the documents we have filed with the U.S. Securities and Exchange Commission. Forward-looking statements speak only as of the date they are made, and we undertake no obligation to update publicly any of them, whether in light of new information, future events or otherwise.

This press release relates to a proposed business combination between Lan Airlines S.A. (“LAN”) and TAM S.A. (“TAM”), which will become the subject of a registration statement and prospectus to be filed with the SEC by LAN and a new entity to be formed in connection with the combination. This press release is not a substitute for the registration statement, prospectus and offering materials that LAN and the new entity will file with the SEC or any other documents that they may file with the SEC or send to shareholders in connection with the proposed combination. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT, PROSPECTUS, EXCHANGE OFFER DOCUMENTS AND ALL OTHER RELEVANT DOCUMENTS FILED OR THAT WILL BE FILED WITH THE SEC AS THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED BUSINESS COMBINATION. All such documents, if filed, would be available free of charge at the SEC’s website (www.sec.gov) or by directing a request to LAN Investor Relations, at 56-2-565-8785 or by e-mail at investor.relations@lan.com, or to TAM Investor Relations, at 55-11-5582-9715 or by e-mail at invest@tam.com.br.

LAN Airlines S.A.
Consolidated Income Statement (in thousands of US Dollars)

	For the three month period ended				For the six month period ended
	June 30				June 30
	2011	2010	% Change		2011	2010	% Change

REVENUE
Passenger	897,313	680,880	31.8%		1,875,136	1,421,669	31.9%
Cargo	406,448	321,852	26.3%		752,883	587,964	28.0%
Other	27,780	30,890	-10.1%		68,396	58,888	16.1%
TOTAL OPERATING REVENUE	1,331,541	1,033,622	28.8%		2,696,415	2,068,521	30.4%

EXPENSES
Wages and Benefits	-255,295	-184,959	38.0%		-493,536	-361,911	36.4%
Aircraft Fuel	-430,877	-277,353	55.4%		-820,781	-549,118	49.5%
Comissions to Agents	-45,665	-38,329	19.1%		-98,280	-79,581	23.5%
Depreciation and Amortization	-100,417	-83,404	20.4%		-197,777	-166,232	19.0%
Other Rental and Landing Fees	-168,919	-135,222	24.9%		-329,882	-266,433	23.8%
Passenger Services	-30,982	-24,904	24.4%		-67,942	-51,376	32.2%
Aircraft Rentals	-44,112	-24,000	83.8%		-86,597	-47,480	82.4%
Aircraft Maintenance	-45,373	-30,571	48.4%		-88,805	-59,518	49.2%
Other Operating Expenses	-154,145	-122,258	26.1%		-303,769	-231,343	31.3%
TOTAL OPERATING EXPENSES	-1,275,785	-921,000	38.5%		-2,487,369	-1,812,992	37.2%

OPERATING INCOME	55,756	112,622	-50.5%		209,046	255,529	-18.2%
Operating Margin	4.2%	10.9%	-6.7	pp	7.8%	12.4%	-4.6	pp

Interest Income	3,017	1,796	68.0%		8,624	5,106	68.9%
Interest Expense	-34,300	-40,737	-15.8%		-70,212	-78,500	-10.6%
Other Income (Expense)	-11,869	-2,589	358.4%		-17,261	-4,686	268.4%

INCOME BEFORE TAXES AND MINORITY INTEREST	12,604	71,092	-82.3%		130,197	177,449	-26.6%
Income Taxes	-3,049	-11,980	-74.5%		-23,280	-30,070	-22.6%

INCOME BEFORE MINORITY INTEREST	9,555	59,112	-83.8%		106,917	147,379	-27.5%

Attributable to:
Shareholders	15,949	60,630	-73.7%		113,184	148,930	-24.0%
Minority Interest	-6,394	-1,518	321.2%		-6,267	-1,551	304.1%

NET INCOME	15,949	60,630	-73.7%		113,184	148,930	-24.0%
Net Margin	1.2%	5.9%	-4.7	pp	4.2%	7.2%	-3.0	pp

Effective tax rate	16.0%	16.5%			17.1%	16.8%

Shares outstanding	339,334,209	338,790,909			339,334,209	338,790,909
Earnings per share (US$)	0.05	0.18	-73.7%		0.33	0.44	-24.1%

LAN Airlines S.A.
Consolidated Operational Statistics

	For the three month period ended				For the six month period ended
	June 30				June 30
	2011	2010	% Change		2011	2010	% Change

System
ATKs (millions)	2,440	2,171	12.4%		4,925	4,286	14.9%
ASKs (millions)	11,236	10,029	12.0%		23,330	20,261	15.1%
RTKs (millions)	1,685	1,478	14.0%		3,415	2,939	16.2%
RPKs (millions)	8,722	7,283	19.7%		18,508	15,402	20.2%
Overall Load Factor (based on ATKs)%	69.1%	68.1%	1.0	pp	69.4%	68.6%	0.8	pp
Break-Even Load Factor (based on ATK)%	67.8%	63.1%	4.7 pp		65.5%	62.4%	3.1	pp
Yield based on RTKs (US Cents)	77.4	67.9	14.0%		76.9	68.4	12.5%
Operating Revenues per ATK (US Cents)	53.4	46.2	15.7%		53.4	46.9	13.8%
Operating Costs per ATK (US Cents)	52.4	42.8	22.6%		50.4	42.6	18.1%
Fuel Gallons Consumed (millions)	133.4	120.4	10.8%		272.5	240.6	13.3%
Average Trip Length (thousands km)	1.716	1.864	-7.9%		1.742	1.927	-9.6%
Total number of employees	20,808	17,679	17.7%		20,808	17,679	17.7%

Passenger
ASKs (millions)	11,236	10,029	12.0%		23,330	20,261	15.1%
RPKs (millions)	8,722	7,283	19.7%		18,508	15,402	20.2%
RTKs (millions)	792	656	20.8%		1,671	1,386	20.5%
Passengers Transported (thousands)	5,082	3,907	30.1%		10,621	7,994	32.9%
Load Factor (based on ASKs) %	77.6%	72.6%	5.0	pp	79.3%	76.0%	3.3	pp
Yield (based on RPKs, US Cents)	10.3	9.3	10.1%		10.1	9.2	9.8%
Yield (based on RTKs, US Cents)	113.3	103.9	9.1%		112.2	102.6	9.4%
Revenue/ASK (US cents)	8.0	6.8	17.6%		8.0	7.0	14.5%

Cargo
ATKs (millions)	1,296	1,159	11.8%		2,549	2,222	14.7%
RTKs (millions)	893	822	8.6%		1,744	1,553	12.3%
Tons Transported (thousands)	216	197	10.1%		422	371	13.8%
Load Factor (based on ATKs) %	68.9%	70.9%	-2.0	pp	68.4%	69.9%	-1.5	pp
Yield based on RTKs (US Cents)	45.5	39.1	16.3%		43.2	37.9	14.0%
Revenue/ATK (US Cents)	31.4	27.8	13.0%		29.5	26.5	11.6%

LAN Airlines S.A.
Consolidated Balance Sheet (in thousands of US Dollars)

	As of June 30,	As of December 31,
	2011	2010

Total Assets	7,053,668	6,785,897
Total Liabilities	5,718,320	5,485,837
Total Equity (*)	1,335,348	1,300,060
Total Liabilities and Shareholders equity	7,053,668	6,785,897

Net Debt
Current and long term portion of loans from financial institutions	2,890,901	2,717,722
Current and long term portion of obligations under capital leases	349,960	227,571
Other liabilities current and long term portion	322,171	314,372
Cash and cash equivalents	-375,270	-737,093
Total Net Debt	3,187,762	2,522,572

(*) Under IFRS, Equity includes Minority Interest, wich amounted to US$ thou. -3,183 as of June 2011, and US$ thou. 3,246 as of December 2010

LAN Airlines S.A.
Consolidated Fleet

	As of June 30, 2010
	Leased	Owned	Total

Passenger Aircraft
Dash 8-200	11	0	11
Dash 8-Q400	4	0	4
Boeing 737-700	9	0	9
Airbus A318-100	0	12	12
Airbus A319-100	0	23	23
Airbus A320-200	5	28	33
Boeing 767-300	10	18	28
Airbus A340-300	1	4	5
TOTAL	40	85	125

Cargo Aircraft
Boeing 777-200F	2	0	2
Boeing 767-300F	4	8	12
TOTAL	6	8	14

TOTAL FLEET	46	93	139

Note: Table does not include one Boeing 767-200 leased to Aerovías de México S.A.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 27, 2011

LAN AIRLINES S.A.

By:	/s/ Cristian Toro Cañas
	Name:	Cristian Toro Cañas
	Title:	Senior Vice President and General Counsel